EXHIBIT 99.1

Intellipharmaceutics NASDAQ Update and Corporate Matters

TORONTO, Nov. 2, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and proposed manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today announced that the Company received a letter on October 29, 2010 from NASDAQ, stating that Intellipharmaceutics is not in compliance with NASDAQ's 'minimum stockholders' equity' continued listing requirement of $2.5 million under NASDAQ Listing Rule 5550(b)(1). As of August 31, 2010, Intellipharmaceutics' stockholders' equity was approximately $1.8 million.

The notice has no immediate effect on the listing of Intellipharmaceutics' common stock on NASDAQ Capital Market ("the NASDAQ"), and its common stock will continue to trade on the NASDAQ under the symbol "IPCI" pending any further action taken by NASDAQ as described below. The notice will not affect the listing of the common stock on the Toronto Stock Exchange ("TSX"), which continues to trade under the symbol "I" in ongoing compliance with TSX listing conditions.

In accordance with NASDAQ Listing Rules, Intellipharmaceutics has 45 calendar days, or until December 13, 2010 to  submit to NASDAQ a plan of compliance detailing the actions Intellipharmaceutics has taken, or plans to take, that would bring it into compliance with this stockholders' equity requirement.  If the Company submits its plan and the plan is accepted, NASDAQ can grant an extension of up to 180 calendar days from October 29, 2010 for the Company to evidence compliance. Alternatively, Intellipharmaceutics could return to compliance if it satisfies the $35.0 million minimum for the 'market value of listed securities' continued listing requirement which is one of the alternatives to the 'minimum stockholders' equity' continued listing requirement under Rule 5550(b).

If Intellipharmaceutics submits a plan of compliance and NASDAQ does not accept the Company's plan and does not meet the alternate continued listing requirement under Rule 5550(b), NASDAQ may then initiate delisting proceedings from NASDAQ, at which time Intellipharmaceutics may appeal NASDAQ's determination to a Listing Qualifications Panel. In the event of an appeal, the Company's common stock would remain listed on the NASDAQ Capital Market pending a decision by the Panel following the hearing.

The Company also today announced that Graham Neil has resigned as CFO, effective November 26, to pursue other business opportunities. Dr. Amina Odidi, who is presently President, COO and a director of the Company and who had previously served for several years as the Company's CFO until October 2009, has been appointed as acting CFO, pending the appointment of a permanent replacement.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our Form 20-F for the fiscal year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com